news release

T-Mobile Extends Rollout of Zi Corporation's Qix

T-Mobile adds more phones to their initial deployment of Qix

CALGARY, AB, April 30, 2008 - Zi Corporation (NASDAQ: ZICA) (TSX: ZIC) (the "Company" or "Zi"), the leading innovator of mobile discovery & advertising solutions, today announced that Qix™, will be offered as a download version to T-Mobile customers in the UK. Qix will be available on select device models on the T-Mobile network effective immediately.

Qix is a mobile discovery solution that allows users to access the mobile handset's full range of features, both on and off device, simply and intuitively. Qix was initially integrated onto the N70 handset on the T-Mobile network in the UK last year and this new expansion phase will see this product made available to more T-Mobile users.

Steve Buck, Head of Products for T-Mobile UK said "By providing a download capability Zi has enabled T-Mobile to provide the latest version of Qix software both to new handsets and to a larger volume of existing handsets already in use."

Milos Djokovic, President and CEO of Zi Corporation said, "T-Mobile is one of the UK's leading operators and this extended rollout will introduce more T-Mobile users to Qix. We are delighted to be extending our relationship with T-Mobile and look forward to showing how Qix can deliver the latest services and relevant content suggestions to their subscribers."

The downloadable version is available to a selected number of T-Mobile UK subscribers with Nokia models N95, N73, 6120c and E51. Subscribers can download the software directly from T-Mobile's Web'n'Walk HomePage or from qix.zicorp.com/tmobile

About Zi Corporation

Zi Corporation is a leading provider of discovery and usability solutions for Mobile Search, Input and Advertising. Zi Corporation's suite of award-winning products offers innovative ways for mobile operators to showcase new services and content to their subscribers, while encouraging users to get the most out of their communication devices. Increased device usage can help mobile operators drive additional revenues and lead to improved customer retention.

Zi products are featured on more than 1000 handset models and implemented across most technology platforms in the market today.

Zi is a software company committed exclusively to evolving its innovative product family in support of its licensees worldwide. A publicly traded company, Zi Corporation is listed on NASDAQ (ZICA) and the Toronto Stock Exchange (ZIC). For more information, please visit zicorp.com.

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, eZiType, eZiText, Decuma and Qix are registered trademarks of Zi and/or its subsidiaries. All other trademarks are the property of their respective owners.

To view the accompanying image of Qix for T-Mobile please visit the following link:

http://media3.marketwire.com/docs/qix.jpg

For more information:

For Zi Corporation:

BCS PR
Emma Tagg / Jessica Culshaw
emma@bcspr.co.uk / jessica@bcspr.co.uk
+44 (0) 115 948 6901

CAMERON Associates
Ray Catroppa / Al Palombo / Devin Rhoades
ray@cameronassoc.com / al@cameronassoc.com / devin@cameronassoc.com
+1 (212) 245 8800